EXHIBIT 99.1

Emerald Health Therapeutics’ Pure Sunfarms Joint Venture Makes First Cannabis Shipment to Alberta

Pure Sunfarms maintains status as #1 selling cannabis dried flower brand in Ontario through fourth quarter

VANCOUVER, British Columbia, Feb. 26, 2020 (GLOBE NEWSWIRE) -- Emerald Health Therapeutics, Inc. (“Emerald”) (TSXV: EMH; OTCQX: EMHTF) announced that its 50%-owned joint venture for large-scale, low-cost, quality cannabis production, Pure Sunfarms Corp. (“Pure Sunfarms” or “PSF”), has completed its first shipment of cannabis under its supply agreement with Alberta Gaming, Liquor & Cannabis (AGLC). Pure Sunfarms’ recreational adult-use cannabis products will be available on Alberta’s only legal online store (AlbertaCannabis.org) in the first week of March and can be purchased by the province’s licensed private sector retailers. The AGLC is the wholesaler to private retailers and the only authorized online retailer in Alberta.

Alberta has over 400 licensed stores, more than all other provinces combined. The province reported $255 million in legal cannabis retail store sales in the 12 months through December 2019 (StatsCan), making it the second largest in provincial retail store cannabis sales. Among the top four Canadian provinces by population (86%) and retail store cannabis sales (75%), Alberta’s $60 per capita cannabis purchases compares to a $23 per capita average in Ontario, Quebec, and BC.

“At Pure Sunfarms, we aim to bring great cannabis at the price it should be to recreational consumers across Canada – that’s why we are so excited to expand our footprint into Alberta,” said Mandesh Dosanjh, President and CEO, Pure Sunfarms. “With the province’s extensive network of licensed retail outlets and strong retail sales, the Alberta cannabis market presents a substantial opportunity for Pure Sunfarms as we continue to share our high-quality BC bud with even more Canadians.”

Pure Sunfarms launched its branded packaged cannabis products in Canada in September 2019, starting in Ontario, the province with the largest retail cannabis sale. Pure Sunfarms became the number one selling brand of dried flower products by sales value and volume in October and maintained this position for the fourth quarter. In the fourth quarter it achieved market share of 13% by volume and 11% by sales dollars, with its Afghan Kush the top strain for the quarter in sales dollars and two of its strains (Afghan Kush and White Rhino) in the top five.

“We are pleased to see Pure Sunfarms’ advancement in one of the most important provincial cannabis markets in Canada and their brand appeal and success in Ontario,” said Riaz Bandali, President and CEO of Emerald. “PSF is well positioned in the three provinces representing more than half of Canadian cannabis sales, significant monthly sales growth in the past year, and almost two-thirds of the Canadian population.”

About Emerald Health Therapeutics

Emerald Health Therapeutics, Inc. is committed to creating new consumer experiences with recreational and wellness-oriented cannabis products. With an emphasis on innovation and production excellence, Emerald has built a platform of distinct operating assets designed to uniquely serve the Canadian marketplace and international opportunities. These assets, all in full production, include: Pure Sunfarms (50%-owned) in British Columbia, with its 1.1 million square foot Delta 3 greenhouse operation producing high quality, affordably priced products; Verdélite,  a premium craft operation with an  88,000 square foot indoor facility in Québec; and Metro Vancouver, a health and wellness-oriented organic greenhouse (78,000 square feet) and outdoor operation. Its Emerald Naturals joint venture is creating a new wellness product category with its non-cannabis endocannabinoid-supporting product line and is expanding distribution across Canada.

Please visit www.emeraldhealth.ca for more information or contact:

Jenn Hepburn, Chief Financial Officer
(800) 757 3536 Ext. #5

Emerald Investor Relations
(800) 757 3536 Ext. #5
invest@emeraldhealth.ca

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements: Certain statements made in this press release that are not historical facts are forward-looking statements and are subject to important risks, uncertainties and assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. Such statements include: production and processing capacity of various facilities; expansion of facilities; and expansion of distribution of endocannabinoid-supporting products.

We cannot guarantee that any forward-looking statement will materialize, and readers are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements involve risks and uncertainties related to, among other things, changes of law and regulations; changes of government; failure to obtain regulatory approvals or permits; failure to obtain necessary financing; results of production and sale activities; results of scientific research; regulatory changes; changes in prices and costs of inputs; demand for labour; demand for products; failure of counter-parties to perform contractual obligations; as well as the risk factors described in Emerald’s annual information form and other regulatory filings. The forward-looking statements contained in this press release represent our expectations as of the date hereof. Forward-looking statements are presented for the purpose of providing information about management's current expectations and plans and allowing investors and others to obtain a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. Emerald undertakes no obligations to update or revise such statements to reflect new circumstances or unanticipated events as they occur, unless required by applicable law.